SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25


                           NOTIFICATION OF LATE FILING


                                                 Commission File Number  0-27106

(Check One):

 |_| Form 10-K and Form 10-KSB    |_| Form 11-K
 |_| Form 20-F                    |X| Form 10-Q and 10-QSB       |_| Form N-SAR

     For period ended: December 31, 1996

     [ ] Transition Report on Form 10-K and Form 10-KSB
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q and Form 10-QSB
     [ ] Transition Report on Form N-SAR

     For the transition period ended: _________________________________________

         Read Attached Instruction Sheet Before Preparing Form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: All



                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant      RSI Systems, Inc.
Former name if applicable
Address of principal executive office (Street and Number)  7400 Metro Boulevard
                                                           Suite 475
City, State and Zip Code                                   Minneapolis, MN 55439



                                    PART II
                            RULE 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

      [X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      [X]   (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      [_]   (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.



                                    PART III
                                   NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period.

      Management of RSI Systems, Inc. (the "Company") has experienced a delay in preparing its Form 10-QSB for the period ended December 31, 1996, due to the resignation of the Company's Chief Financial Officer in late August 1996. The Company hired a new Chief Financial Officer who began work on January 9, 1997.

As a result of these events, the Company has not had the opportunity, without unreasonable effort and expense, to complete the draft of the Form 10-QSB by February 14, 1997, but expects to file the document on or prior to February 19, 1997 (5 calendar days after the due date of the Form 10-QSB).



                                    PART IV
                               OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification.

        James D. Hanzlik                (612)                  896-3026
            (Name)                   (Area Code)           (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               |X| Yes   |_| No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               |X| Yes   |_| No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Management anticipates the earnings statements may reflect a significant change in results of operations from the corresponding periods for the last fiscal year. The notification of late filing is being made because the financial statements for the period ended December 31, 1996, are not complete as of the date of this notification. Therefore, management is unable to quantify any changes or attribute reasons.

The Company expects to complete Form 10-QSB and file on or before February 19, 1997.


                                RSI Systems, Inc.
                  (Name of Registrant as Specified in Charter)

        Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date February 12, 1997              By /s/
                                       --------------------------------------
                                       James D. Hanzlik
                                       Chief Financial Officer